Modern Equity Services LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended June 30, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2016** (MM/DD/YY) AND ENDING **JUNE 30, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MODERN EQUITY SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Dover Street
Lakewood, CO 80226

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name - *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 170	**Northridge,**	**CA**	**91324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, **John Gallo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Modern Equity Services LLC** as of **June 30, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Managing Director, Owner
Title

Notary Public

CASSANDRA P. MILLERS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134005283
My Commission Expires Sept. 10, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
Modern Equity Services LLC:

We have audited the accompanying statement of financial condition of Modern Equity Services LLC (the Company) as of June 30, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Modern Equity Services LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Information contained in Schedules I II, and III ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of Modern Equity Services LLC's financial statements. The Supplementary Information is the responsibility of Modern Equity Services LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 25, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

MODERN EQUITY SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2017

Assets

Cash	$	55,208
Accounts receivable		6,108
Commission receivable		3,250
Prepaid expenses		1,926
Total assets	$	66,492

Liabilities and member's equity

Liabilities:

Commissions payable	$	10,900
Accounts payable and accrued expenses		6,803
Total liabilities		17,703
Member's equity		48,789
Total liabilities and member's equity	$	66,492

The accompanying notes are an integral part of these financial statements.

MODERN EQUITY SERVICES LLC

STATEMENT OF INCOME

Year Ended June 30, 2017

Revenues:		
Private placement	$	214,150
Reimburseable expenses		27,285
Administrative services		18,000
Fee based income		2,500
Total revenues		261,935
Expenses:		
Commissions expense		151,381
Compliance and administrative		24,900
Regulatory fees		15,563
Other operating expenses		29,824
Total expenses		221,668
Net income (loss)	$	40,267

The accompanying notes are an integral part of these financial statements.

MODERN EQUITY SERVICES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended June 30, 2017

Members' equity - July 1, 2016	$	32,729
Members' contributions		32,537
Members' distributions		(56,744)
Net income (loss)		40,267
Member equity - June 30, 2017	$	48,789

MODERN EQUITY SERVICES LLC

STATEMENT OF CASH FLOWS

Year Ended June 30, 2017

Cash flows from operating activities		
Net income (loss)	$	40,267
Adjustments to reconcile net income (loss) to		
(Increase) decrease in assets:		
Accounts receivable		(6,108)
Commissions receivable		(3,250)
Prepaid expenses		(1,440)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		17,048
Commissions payable		(2,402)
Payable to related party		
Total		3,848
Net cash used in operating activities		44,115
Cash flows from investing activities		
Net cash used in investing activities		-
Cash flows from financing activities:		
Capital contribution		32,537
Capital withdrawals		(56,744)
Net cash used in financing activities		(24,207)
Net decrease in cash		19,908
Cash, beginning of year		35,300
Cash, end of year	$	55,208
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-

Supplememtal disclosures of non-cash transactions:

During the year ended June 30, 2017, the members agreed to forego payment of the $3,000 monthly administrative expense. As a result, these costs are reflected as capital contributions.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Modern Equity Services LLC (the "Company") was organized in the State of New Jersey on September 20, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including receiving commission based referral fees .

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Note 2: INCOME TAXES

The Company, with the consent of its members, has elected to be a New Jersey Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of June 30, 2017, the taxing authorities have not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and an affiliate share office space. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the Company in accordance with an administrative services agreement. For the year ended June 30, 2017, the Company incurred $4,522 occupancy expense on the Statement of Income. At June 30, 2017, there was no amount payable to the Affiliate.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements. The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2017 or during the year then ended.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2017 or during the year then ended.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended June 30, 2017, the Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2017, the Company had net capital of $37,505 which was $32,505 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($17,703) to net capital was 0.472 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: OWNERSHIP CHANGES

The Company experienced a change in ownership in April 2017. In June 2017 the purchasing owners was reduced from two to one. For that ownership interest the exiting owner will receive a higher payout on commissions earned by the exiting owner for a period of twelve months ending June 26, 2018. The payout for that ownership interest can range from zero to $35,000. There was no amount due to the exiting owner at June 30, 2017.

MODERN EQUITY SERVICES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
SCHEDULE I

June 30, 2017

Net capital

Total Members' equity	$	48,789
Non-allowable assets, deductions and/or charges		
Prepaid Expenses		11,284
Total non-allowable assets, deductions and/or charges		11,284
Net capital before haircuts on securities		37,505
Haircuts		0
Net capital under SEC Rule 15c3-1	$	37,505

Aggregate indebtedness

Accounts payable, accrued expenses and other liabilites	$	17,703
Total aggregate indebtedness	$	17,703

Computation of net capital requirement

Minimum net capital requirements (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	32,505
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$	31,505
Ratio of aggregate indebtedness to net capital		.472 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2017.

MODERN EQUITY SERVICES LLC
COMPUTATION FOR DETERMINING OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
SCHEDULE II
AS OF JUNE 30, 2017

A computation of reserve requirements is not applicable to Modern Equity Services LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

MODERN EQUITY SERVICES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
SCHEDULE III
AS OF JUNE 30, 2017

Information relating to possession or control requirements is not applicable to Modern Equity Services LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Modern Equity Services LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For Year Ended June 30, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Modern Equity Services LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Modern Equity Services LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Modern Equity Services LLC stated that Modern Equity Services LLC met the identified exemption provisions throughout the year ended June 30, 2017, without exception. Modern Equity Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Modern Equity Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 25, 2017



140 Dover St.
Lakewood, CO 80226
319-400-8784
www.modernequityservices.com

Assertions Regarding Exemption Provisions

We, as members of management of Modern Equity Services LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the fiscal year ending June 30, 2017.

Modern Equity Services LLC



By:

John Gallo, Managing Director/Owner

August 25, 2017

